1720 Technology Drive Suite 450 San Jose, CA 95110	main 408.570.9700 fax 408.570.9750	www.SELECTICA.com

April 24, 2009

Craig Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	Selectica, Inc.
Form 8-K filed on February 3, 2009
File No. 000-29637

Dear Mr. Wilson:

This letter is in response to your letter to me April 21, 2009.

We hereby agree to remove a separate columnar non-GAAP operating statement from future similar filings.

We hope this closes the matter. Please let me know if additional follow-up is needed.

If further clarification is needed or other questions arise, please feel free to contact me at (408) 545-2648 or by email at rheaps@selectica.com.

Sincerely,

/s/ Richard Heaps
Richard Heaps
Chief Financial Officer and General Counsel
Selectica, Inc.